FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: February 22, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

2006 results Strong growth in all businesses 22 February, 2007 2006 Results

1 Strong operating growth across all businesses ⑀⍽ Significant progress on disposals programme ⑀⍽ Consistently exceeding targets ⑀⍽ Positive outlook for all businesses in 2007-2009 Excellent 2006 results and progress on 2007-09 targets

2 Excellent 2006 results RESULTS SUMMARY 2005 2006 Change 31/12/06 Change 6,020 4,244 -1,257 1.12x 17,508 9,126 +19% +23% -23% +0.12p +12% +14% 7,139 5,239 -969 1.24x 19,637 10,434 Sales Gross margin EBITDA EBIT Net financial expenses Leverage €M Net income 3,182 2,576 +40% 31/12/05 Net income excl. asset sales 1,841 2,969 -7%

3 Strong growth across all businesses RESULTS SUMMARY EBITDA: €7,139M Spain and Portugal Latam Europe +19% +17% +26% +17% 54% 15% 31% EBIT: €5,239M +23% Net income: €2,969M -7% Spain and Portugal +36% 62% Europe +37% 16% Latam +23% 32% Europe +16% 16% Latam +76% 16% Spain and Portugal +20% 52% Other 6% -85%

4 Results exceeding targets RESULTS SUMMARY €M EBITDA performance Strong growth across all business lines ⑀⍽ Strong margins and volume growth ⑀⍽ Progress on the regulatory front ⑀⍽ Efficiency Improvement Plan ahead of schedule ⑀⍽ Macroeconomic stability in Latin America 7,139 6,020 +19% 2006 2005

5 2,576 1,841 Results exceeding targets RESULTS SUMMARY Ordinary income Capital gains from disposals Net income 3,182 €M 2006 2005 +40% (1) Negative non-cash impact in 2006 of approximately -€137M due to the lower carrying amount of pending tax credits following the amended income tax rate enacted in Spain. The new rate, however, has a positive impact on the Company's value ⑀⍽ Net income ahead of guidance, despite impact of lower tax rate in Spain(1) ⑀⍽ Strong operating growth ⑀⍽ Ongoing progress on Disposals Plan 2,969

6 Efficiency Improvement Plan ahead of schedule RESULTS SUMMARY Increase in annual EBITDA due to Efficiency Improvement Plan 181 204 695 310 385 2005 2006 2007-2009 Total 2009 €M 2006 efficiency improvements 32% ahead of announced targets (€385M vs. €292M) Incremental growth 2006 • Europe: €68M • Latin America: €20M • Spain and Portugal: €116M

7 2007 2007-09 Significant progress on Disposals Plan €M RESULTS SUMMARY Accumulated net capital gains in 2006 of €393M, of which €208M relate to real estate assets Disposals: 2007-2009 Disposals completed in 2006 >330 >650 ~500 ~200 €M Net capital gain 378 799 121 300 5% Auna Real estate assets 49% NQF & others Total

8 2006 results Strong growth across all businesses Spain and Portugal 2006 results

9 SPAIN AND PORTUGAL Strong growth in results Sales Gross margin EBITDA EBIT Net financial expenses €M 2005 2006 Change 3,266 2,264 -602 8,761 5,202 +17% +20% -34% +9% +13% 3,835 2,705 -398 9,520 5,859 Net income 1,358 +36% 1,843 * Negative non-cash impact in 2006 of approximately €137M due to the lower book value of pending tax credits following the corporate income tax rate enacted in Spain.

10 SPAIN AND PORTUGAL Strong EBITDA growth Generation + Supply Distribution 2006 3,266 3,835 +17% EBITDA 889 2,724 2,377 2005 €M 1,111 Highlights ⑀⍽ Impact of RDL 3/2006 ⑀⍽ Leadership and margin enhancement in deregulated business ⑀⍽ Operational improvements and improved supply quality ⑀⍽ Progress on the regulatory front Note: Includes the best estimate of the effects of RDL 3/2006 with the information available. The Ministry of Industry, Tourism and Trade has stated that the definitive resolution will not be announced before June 2007; possible variations on the amounts booked will be recorded in 2007. These possible changes are not expected to be significant.

11 Generator sales (GWh) Impact of RDL 3/2006 SPAIN AND PORTUGAL Note: Includes the best estimate of the effects of RDL 3/2006 with the information available (see previous page) Limited impact due to strategy of hedging market risk January - February Deduction of the value of the assigned emission rights for the period: Bilateral agreements with supplier Generation matched with distribution ⑀⍽ 37.3% of distribution purchases ⑀⍽ Provisional price: €42.35/MWh ⑀⍽ Final price to be revised and settled based on market prices ⑀⍽ Price negotiated with final customer at market value. No impact. 58,837 8,107 31,324 19,407 3 March - December -121 -224 0 Impact: -€345M €M Sales to “other markets” ⑀⍽ No impact 0

12 SPAIN AND PORTUGAL Leadership and revenue enhancement in deregulated business Average price from mainland generation ⑀⍽ Unlocking the value of the customer portfolio: renewal and signature of new contracts at a price equivalent to €61/MWh (€19/MWh higher than RDL 3/2006) ⑀⍽ Average sales price increased despite impact of RDL 3/2006 Generation revenue via sales to: €/MWh Deregulated market Underlying energy price (€/MWh) 33.6 45.4 52.3 Bilateral with distribution €/MWh 42.35 54.14 61.04 RDL 3/2006 Dereg. Market sales 2006 Renewables 50.6 51.5 2005 2006

13 SPAIN AND PORTUGAL Competitive mainland fuel costs thanks to efficient use of generation portfolio Endesa (1) Estimate (2) Does not include fuel-oil Mainland fuel costs in Ordinary Regime Rest of Sector(1) Load factor at thermal capacity(2) vs. rest of sector 61% 79% Rest of the sector ENDESA ⑀⍽ Efficient procurement management against backdrop of rising prices ⑀⍽ Most competitive and efficient generation portfolio in the sector 16,4 15,7 21,4 22,7 2005 2006 2005 2006 -4,0% +6,1% €/MWh

14 SPAIN AND PORTUGAL Lower emissions and CO2 cost 2006 2005 Emissions Deficit (1) M tonnes CO2 Economic impact ⑀⍽ Emission rights portfolio 2007-2012: 110Mtn tonnes at average price of €8.1/tonne Unit CO2 cost 40.4 8.5 34.8 6.6 Deficit Deficit 2006 2005 21.7 17.1 €/tonne 185 €M 43 -39% x = 70 113 Portfolio depreciation (2) (1) Mainland (2) Relates to the change in amount paid for the allowances over the final market price in accordance with the accounting treatment for CO2 emissions

15 SPAIN AND PORTUGAL Distribution: operational improvements and increase in quality of supply Increase in EBITDA driven by capex plans 115 €M Costs Margins 134 ⑀⍽ 60% of the increase in Distribution EBITDA is the result of investments made ⑀⍽ 52% due to efficiency improvements ⑀⍽ 8% due to higher remuneration of transmission investments 222 45 134 19 88 70 Efficiency Plan Transmission remuneration Activity Distribution EBITDA improvement Sales and Quality of Supply +3% Sales (TWh) - 30% Interruption Time (h:min) 101.3 104.4 2:44 1:55 2005 2006 ⑀⍽ Increase in quality of supply with higher demand

16 Favourable shift in the regulatory environment SPAIN AND PORTUGAL Tariffs Regulated activities ⑀⍽ Quarterly tariff update ⑀⍽ Full deregulation in 2009/2011 January 2007 Developments expected ⑀⍽ Non-mainland: regulatory framework enacted in 2006 ⑀⍽ Distribution: €578M increase in remuneration vis-à-vis 2006 (+€240M for Endesa) ⑀⍽ Distribution: remuneration evolution for the coming years ⑀⍽ Renewables/CHP: new RD pending ⑀⍽ Elimination of 42.35€/MWh cap on bilateral contracts between intra-group generation and distribution ⑀⍽ Virtual capacity auctions (VPP): up to 1,000 MW, gradually ⑀⍽ Review of the capacity payment methodology Wholesale market ⑀⍽ Energy at expected market prices ⑀⍽ Ex-ante tariff deficit recognition ⑀⍽ Access tariff reduced, move towards liberalization Moving towards full liberalization and recognition of market price

18 Positive outlook for 2007-2009 3,266 227 EBITDA (€M) 2005 2006 2007 target 4,010 +11% SPAIN AND PORTUGAL 4,630 2009 CAGR 2006-2009 7% ⑀⍽ More favourable regulations - Distribution - Wholesale markets ⑀⍽ Capacity Plan 2007-2009: - CCGT: 3,200 MW - Renewables: 840 MW - Islands: 850 MW ⑀⍽ Additional efficiency improvements 2007-2009: €161M 3,835

18 2006 results Strong growth across all businesses Europe 2006 results

19 EUROPE Results underscore strength of European business 2005 2006 887 618 -63 3,598 1,223 Sales Gross margin EBITDA EBIT Net financial expenses €M 425 Net income(1) Change +26% +37% -8% +16% +20% 1,116 846 -58 4,190 1,466 +16% 493 (1) Includes €118M in 2006 and €107M in 2005 from fiscal asset revaluation

20 EUROPE Strong EBITDA growth 887 1,116 +26% EBITDA 694 916 196 179 2005 2006 Snet Italy €M 14 Trading and other 4 Highlights Italy ⑀⍽ Improved mix through new CCGTs ⑀⍽ Increased output and margins France ⑀⍽ Diversification of customer portfolio ⑀⍽ Reduction in fixed costs Energy management ⑀⍽ Asset portfolio optimisation with integrated management

21 EUROPE Endesa Italia: higher output and margins 1 Includes energy produced and purchased Installed capacity (MW) Fuel Gas Coal Hydro CCGT 6,590 +6% 2006 2005 Wind Breakdown of sales (1) (GWh) 30,911 6,968 +9% 2,180 2,180 976 976 1,014 1,014 2,740 2,400 20 58 Supply and large customers 2006 2005 “Adquirente Unico” Pool 28% 33,584 26% 16% 58% 20% 52% ⑀⍽ Increase in output: +10% ⑀⍽ Significant progress in supply ⑀⍽ Unit margin: +18%

22 EUROPE Snet: diversification of sales portfolio and reduction in fixed costs ⑀⍽ Increasing contribution from sales not linked to EdF contract ⑀⍽ Significant developments on the supply side ⑀⍽ Unit fixed costs : -18% ⑀⍽ Productivity (GWh sold/employee): +22% Fixed costs (€M) 143 136 -5% 2006 2005 2006 2005 EdF contract Daily and forward market Supply Unit margin: €22/MWh Poland Breakdown of sales (GWh) 35% 32% 24% 43% 18% 29% 10% 8% 19,022 16,310 +17%

23 EUROPE Energy management: increase in activity Trading EBITDA: €42M Additional contributions: - Endesa Italia: €35M - Snet: €10M 38 GWh 1,705 GWh 398 GWh 328 GWh 136 GWh 134 GWh 46 GWh Physical assets Virtual assets Interconnection 73 GWh 172 GWh

24 887 1,116 2005 2006 2007 target 1,150 +12% Italy: ⑀⍽ New capacity (CCGT and renewables) ⑀⍽ Access to competitive gas ⑀⍽ Self-supply of green certificates France: ⑀⍽ New capacity (CCGT and renewables) ⑀⍽ Development of a more balanced supply portfolio New markets EUROPE EBITDA (€M) 2009 1,400 CAGR 2006-2009 8% Positive outlook for 2007-2009 86

25 2006 results Strong growth across all businesses Latin America 2006 results

26 LATIN AMERICA Strong growth in results 2005 2006 Change €M Sales Gross margin EBITDA EBIT Net financial expenses Net income excl. minorities Net income (1) 1,878 1,376 262 -540 5,149 2,698 +17% +23% +76% -5% +15% +15% 2,188 1,688 462 -513 5,927 3,109 710 +60% 1,137 (1) Includes €101M in 2006 for the tax credit from the Chilectra-Elesur merger (+38% excl. this effect)

27 LATIN AMERICA Sustained and profitable organic growth 1,878 2,188 +17% EBITDA 898 1,261 1,036 972 2006 2005 €M 8 Distribution Transmission and other Generation -109 Highlights ⑀⍽ Stable average exchange rate and macroeconomic environment ⑀⍽ Strong growth in demand in all countries ⑀⍽ Better unit margins in generation and distribution ⑀⍽ Positive regulatory progress ⑀⍽ Cash returns in line with the Strategic Plan targets

28 Strong growth in output and sales LATIN AMERICA 6,895 7,250 11,864 12,564 18,764 19,973 4,213 4,489 16,154 17,752 62,028 57,890 +7,1% Output (GWh) 2006 2005 Argentina Brazil Chile Colombia Peru 4,530 4,874 10,094 10,755 11,851 12,377 14,753 15,438 14,018 14,837 Sales (GWh) 55,246 58,281 2006 2005 +5,5% +6% +5% +4% +7% +8% +10% +7% +6% +6% +5% CAGR +3.5% CAGR +5.0% 2004-2009 Strategic Plan

29 LATIN AMERICA Generation EBITDA up strongly, especially in Chile 154 150 232 227 365 576 128 159 93 149 EBITDA Generation (€M) 2006 2005 Argentina Brazil Chile Colombia Peru +30% 972 1,261 ⑀⍽ Higher wholesale prices in Chile and Argentina ⑀⍽ Lower fuel costs due to better generation mix +24% 2005 CAGR +4.5% Generation margin US$/MWh 2006 2004-2009 Strategic Plan 26.2 21.1

30 LATIN AMERICA Strong EBITDA growth in distribution, particularly in Brazil 74 87 236 277 192 201 329 422 49 67 EBITDA Distribution (€M) 2006 2005 Argentina Brazil Chile Colombia Peru +15% 898 1,036 +8% 2005 CAGR +2.6% Distribution margin USD/MWh 2006 2004-2009 Strategic Plan ⑀⍽ Higher distribution unit margin, most notably in Brazil, due to: - Increased demand and better pass-through - Operational improvements: reduction in energy losses 34.6 32.1

31 Higher tariffs at Ampla and Coelce: 2.9% and 10%, respectively, implemented in March and April. ⑀⍽ Refinement of the methodology for setting distribution tariffs. Asset remuneration bases were redefined for the next 10 years as was the WACC calculation Favourable progress on the regulatory front LATIN AMERICA BRAZIL ARGENTINA ⑀⍽ Increase in Edesur tariffs. The Decree ratifying the 38% increase in Edesur's VAD was enacted at end of 2006 to be applied retroactively to November 2005. This increase is not included in 2006 results. ⑀⍽ Consolidation of capacity payments: the new so-called Reliability Charge was defined to remunerate generators for firm capacity commitments. COLOMBIA CHILE ⑀⍽ Long-term energy tenders: the first long-term energy tenders (15 years) were completed pursuant to the "Ley Corta II", guaranteeing demand for distributors for 2010-2024 at a fixed price and with guaranteed pass-through. PERU ⑀⍽ New legislation - long-term contracts: the approval of long-term energy contracts (up to 10 years) at fixed prices and with guaranteed pass-through.

32 Cash returns in line with the Strategic Plan targets LATIN AMERICA 2005 2006 US$ million Dividends and interest Capital reductions and others Total Disposals Total 86 195 132 121 308 253 27 327 207 561 27 ⑀⍽ 2005-09 Strategic Plan: US$1,600M ⑀⍽ Scope for additional cash return of US$ 1,000M through changes in structure of shareholding and Endesa Brasil

33 EBITDA (€M) 1,878 2,188 2005 2006 2007 target 2,280 +4% ⑀⍽ New generation capacity, notably in Chile ⑀⍽ New customers: 1.3 million ⑀⍽ Regulatory improvements in Argentina LATIN AMERICA 2009 2,470 CAGR 2006-2009 4% Positive outlook for 2007-2009

34 2006 results Strong growth across all businesses Financial analysis 2006 results

35 FINANCIAL ANALYSIS Positive cash flow 1,218 704 2,721 890 277 2,730 €M Spain & Portugal Cash Flow Capex Rest of Europe Latin America Cash Flow Capex Cash Flow Capex Group Cash Flow Capex 4,643 3,897

36 Debt performance FINANCIAL ANALYSIS 748 10,886 12,548 14,343 1,674 1,286 838 486 2,767 4,749 5,618 6,109 3,083 4,643 By business By company Latam Rest of Europe Spain, Portugal and other Enersis E. Italia Spain, Portugal and other €M 18,281 19,840 +9% Net debt at 31/12/05 Net debt at 31/12/06 Cash Flow Investments + disposals Dividends Net exchange gains WC and other Net debt at 31/12/06 Net debt of regulatory items as of 31/12/06 17,051 19,840 Net debt excluding regulatory items: €17,051M

37 Recognised regulatory receivables FINANCIAL ANALYSIS 10 2,789 1,438 1,341 Mainland deficit 2006 Non-mainland deficit 2001-2006 CTCs Italy Total €M ⑀⍽ Formalized in November the securitisation of 2005 mainland tariff deficit of €1,676M

38 Debt by interest rate Debt by currency Favourable debt structure in a context of rising interest rates FINANCIAL ANALYSIS €19,840M Debt structure Euro 76% USD 11% Chilean Peso 5% Other 8% Fixed 55% Hedged 10% Floating 35% ⑀⍽ Debt structure: ⑀⍽ Fixed-rate or hedged: 65% ⑀⍽ Debt in currency in which cash flow is generated ⑀⍽ Average cost of debt: 5.45%: ⑀⍽ Endesa excl. Enersis: 4.19% ⑀⍽ Enersis: 9.12% ⑀⍽ Average life of debt: 5.2 years ⑀⍽ Liquidity at Endesa: ⑀⍽ Endesa excl. Enersis: €6,197M ⑀⍽ Enersis: €1,218M €19,840M

39 Conclusions ⑀⍽ Excellent results in 2006 across all businesses ⑀⍽ Consistently exceeding targets ⑀⍽ Positive outlook for 2007-2009 ⑀⍽ Investment Plan to ensure long-term growth ⑀⍽ Unique business portfolio operating in very attractive markets ⑀⍽ An experienced and committed team CONCLUSIONS

40 Report of Endesa’s Board of Directors ⑀⍽ E.On bid milestones ⑀⍽ Extraordinary General Shareholders’ Meeting E.On bid

41 Regarding the E.ON takeover bid (€38.75 €/share) ⑀⍽ On 6 February, the Board of Directors, by a unanimous vote, has viewed the terms of the E.ON Offer favourably as: - It is fair from a financial point of view - It is entirely in cash, and made for 100 percent of the outstanding shares - It has stated its intention to continue implementing Endesa’s commercial strategy, investment plan and preserve workforce Report of Endesa’s Board of Directors E.ON BID Regarding the bylaw amendments on which the E.On bid is contingent, including the removal of the 10% limit to voting rights of a single shareholder ⑀⍽ The Board of Director has recommended: - That shareholders attend the Extraordinary Shareholders’ Meeting - That they vote in favour of these bylaw amendments ⑀⍽ The Board members who own shares in Endesa have stated their intention of voting in favour of the bylaw amendments ⑀⍽ Caja Madrid has also stated its intention of voting in favour of the aforementioned bylaw amendments

42 The acceptance period of E.ON bid begins ⑀⍽ Endesa Board report on the E.ON bid ⑀⍽ Publication of the call notice for the Extraordinary GSM ⑀⍽ Extraordinary General Shareholders’ Meeting (at first call) ⑀⍽ Settlement of the attendance premium begins ⑀⍽ The acceptance period of E.ON bid ends ⑀⍽ Notification of the positive or negative outcome of the takeover bid ⑀⍽ Shares settled if the bid is successful 26 January 6 February 8 February 20 March 21 March 29 March On or after 30 March E.ON bid milestones E.ON BID Acceptance Settlement

43 Extraordinary General Shareholders’ Meeting E.ON BID Interest for Endesa shareholders ⑀⍽ E.ON's bid is contingent on the approval of certain bylaw amendments, including the removal of the 10% limiting on a shareholders' voting rights ⑀⍽ The approval of this amendment requires that more than a 50% of Endesa's share capital vote in favour ⑀⍽ If the required majority to approve these amendments is not reached, E.ON could withdraw its bid (1) Resolutions adopted at the shareholders' meeting could be decisive for the future of E.ON's bid Shareholders wishing to accept the E.ON bid have an interest in participating in the Extraordinary General Shareholders' Meeting and in voting in favour of the bylaw amendments, in line with the Board of Directors' recommendation Failure to participate in the Shareholders' Meeting is equivalent to a "No" vote to the bylaw amendments on which E.ON's bid is contingent (1) See E.ON tender offer prospectus

44 How to participate in the Extraordinary General Shareholders' Meeting E.ON BID Shareholders with shares custody in Spain ⑀⍽ Vote delegation: - Deliver the signed attendance card to Endesa's headquarters or office, or the custodian banks or savings banks for the shares. ⑀⍽ Vote by post ⑀⍽ Vote by electronic communication ⑀⍽ Vote in person at the Meeting ⑀⍽ Vote by proxy: ⑀⍽ Contact with custodian banks ⑀⍽ Advice from D.F.King ⑀⍽ Vote by electronic communication ⑀⍽ Vote in person at the Meeting ATTENDANCE PREMIUM All shareholders participating in the Extraordinary Shareholders' Meeting by any of these ways, will receive €0.15/share More information 900 666 900 www.endesa.es More information Europe: + (800) 5464-5464 US: + 1 (800) 549-6746 www.endesa.es/egm Shareholders with shares custody outside Spain

45 2006 results Strong growth across all businesses Back-up

46 Generation business in Spain and Portugal SPAIN AND PORTUGAL 23,020 24,389 7,479 7,571 37,018 32,516 7,757 6,431 964 2,417 2,120 2,476 2005 2006 Endesa's mainland generation business (GWh) Nuclear Hydro CCGT Coal Fuel +4.8% -14.0% 74,347 79,811 -6,8% Renewable/CHP

47 NET IMPACT: Impact of RDL 3/2006 A. Booking of RDL 3/2006 under the interpretation made by Endesa thorough 2006 1) CRITERIA FOR DEDUCTION OF CO2 : ALTERNATIVES 31.324 -121 -345 M€ €M B. Draft of Ministerial Order (100% of CO2 in daily and intraday markets): -76 C. Draft of Ministerial Order and CNE Report (Impact of CO2 in marginal technology in daily and intraday markets): -113 Impact of €42,35 MWh price cap vs. market prices 2) CRITERION FOR PROVISIONAL PRICE -224 M€ SPAIN AND PORTUGAL

48 SPAIN AND PORTUGAL Competitive mainland fuel costs Breakdown of impact on fuel cost (1) Net of coal premiums. Gross cost was €24.1/MWh in 2006 and €23.8/MWh in 2005. Includes imported coal consumed by domestic coal plants. (2) €30.4/MWh excluding ATR. Breakdown of mainland unit fuel costs Moderation in fuel costs despite international price trends €/MWh 2005 2006 CCGT 34.5 (2) 13.7% Domestic coal (1) 22.9 -1.3% Imported coal 19.0 3.3% Fuel 53.8 60.0% Total average 16.4 -4.0% % chg Average conventional thermal 22.6 19.7 86.0 15.7 26.1 25.2 3.5% 2005 2006 1,242 Increase in raw material prices Better mix and lower thermal output +71 -185 €M 1,128 30.4

49 Growth in renewables/CHP SPAIN AND PORTUGAL (1) 100% of projects in which Endesa participates Output (GWh) (1) EBIT (€M) Capacity (MW) (1) Sales (€M) Co-generation Wind Mini hydro Others +11% 5,970 6,218 +4% 2,129 2,373 232 258 2005 2006 +11% 99 115 2005 2006 +16% 140 140 207 240 1.249 1.534 533 459 2005 2006 562 582 562 531 2.493 2.863 2.353 2.243 2005 2006

50 SPAIN AND PORTUGAL Mainland generation mix in 2009(e) Increase in activity based on growth in demand and installed capacity MW New capacity 2007-09 CCGTs Non-mainland Renewables Total new capacity Total=21,800 MW +3,200 MW* +850MW +840 MW +4,890 MW 26,900 MW Coal Nuclear Hydro Renewables CCGTs * Direct investment: 2,400 MW. Additional 800MW in Portugal run under a 50-50 tolling agreement with another partner Total capacity by 2009 25% 11% 22% 25% 17%

51 Scope for maintaining unit margins despite declining prices EUROPE 800 MW of new CCGTs 13% 5% 24% 45% 13% Coal Hydro Renewables Fuel-gas CCGTs ⑀⍂ Access to more competitive gas: ⑀⍂ Mix improvement up to 2009: ⑀⍂ Self supply of green certificates Livorno regasification plant: 2 bcm GALSI (Cerdeña pipeline) Wind: New 216 MW (2007-09) Hydro repowering: 637 MW Biomass: 305 GWh Generation mix expected by 2009 (MW) Total=7,700 MW Italy: Exceptional position in an attractive market

52 LATIN AMERICA ⑀⍽ Distribution customers in 2006-09: + 1.3 million ⑀⍽ Improvements in operating efficiency (€50M) due to lower losses, increased availability and lower fixed costs MW New capacity 2007-09 CCGTs Coal Hydro Renewables Total new capacity +515 MW +220 MW +40 MW +50 MW +825 MW ⑀⍽ Aysen (1): 57% of 2,400 MW ⑀⍽ Other hydro in Chile: 640 MW ⑀⍽ Thermal: 345 MW Projects with start up after 2009 - Chile 574 MW - Other 251 MW Growth and operating improvement in Latin America (1) Endesa’s share of energy takeoff. 51% shareholding

53 LATIN AMERICA Progress in streamlining ownership structure Etevensa - Edegel merger ⑀⍽ Carried out June 2006 Creation of Brazilian holding ⑀⍽ Carried out October 2005 ⑀⍽ IFC took stake (2.7%) in Endesa Brasil Chilectra - Elesur merger ⑀⍽ Carried out March 2006 Emgesa - Betania merger To close in 2007 ⑀⍽ Approved by both companies' boards in 2006 ⑀⍽More balanced generation mix: less exposure to volatile rainfall ⑀⍽ Better financial structure

54 Financial flexibility compatible with generous shareholder remuneration €M 9,900 Dividends paid(1) 6,830 Dividend commitment: 05-09 (2) Financial flexibility 3,070 0 0,5 1 1,5 2 2,5 3 3,5 1,5 1,7 1,9 2,1 2,3 2,5 2,7 2,9 2.8x 2006 2007E 2009E 2008E 2.7x 2.6x 2.4x 1.2x 1.2x 1.2x 1.1x Leverage: Debt/(equity+min.) Debt/EBITDA: FINANCIAL FLEXIBILITY (1) Dividends paid in 2006: €2,541M: €1,200M from ordinary activities and €1,341M from divestments of non-core assets. Interim dividend paid in Jan, 2nd, 2007: €529M (2) Dividend policy to be approved at the General Shareholders’ Meeting

55 2,630 2,230 1,895 660 1,600 675 900 785 815 50 55 55 4,240 4,670 3,440 2007E 2008E 2009E Spain and Portugal Europe Latin America Other €M Annual investment plan: 07-09 (I)

56 Annual investment plan: 07-09 (II) 2007E Spain and Portugal Growth Maintenance Europe Growth Maintenance Latin America Growth Maintenance TOTAL € Bn 2.6 1.2 1.4 0.7 0.5 0.2 0.9 0.4 0.5 4.2 2008E 2.2 1.1 1.1 1.6 1.5 0.1 0.8 0.3 0.5 4.7 2009E 1.9 0.9 1.0 0.6 0.5 0.1 0.8 0.3 0.5 3.4 2007-09 6.7 3.2 3.5 2.9 2.5 0.4 2.5 1.0 1.5 12.3 Other 0.0 0.1 0.1 0.2

57 Breakdown of EBITDA growth by business line: 2006-09 3.835 4.010 4.320 4.630 2.188 2.280 2.360 2.470 1.116 1.150 1.280 1.400 2006 2007E 2008E 2009E EBITDA €M 7,139 7,440 7,960 8,500 Spain and Portugal Europe Latin America

58 Net income Net income growth Ordinary income Capital gains from disposals €M 3,000 3,075 2,620 2,830 2,969 2,576 2,470 2,720 2,970 2006 2007E 2008E 2009E

59 Macroeconomic assumptions Year-end 1.32 Average Average 1.26 1.27 2009E 2006 532.4 530.9 568 3.10 3.27 2.14 2.18 2.49 2,239 2,363 2,689 3.20 3.27 3.37 60.1 65.4 52.5 3.06 3.98% 5.04% 5.22% 4.13% €/$ Ch: Pesos/$ Bra: Real /$ Col: Pesos/$ Perú: Sol /$ Brent ($/Barrel) Arg: Pesos/$ Interest rate: LIBOR IRS 5Y Euribor IRS 5Y Exchange rate: -- --

60 EBITDA growth 06-09: +€1,023M* Increase in activity and margins +€418M Improved operating efficiency +€161M Regulatory improvements +€444M Revenue limitations on contracts with large customers: -€95M Distribution: +€300M Cost improvement: +€138M Higher gross margin: +€23M Wholesale market: +€239M EBITDA growth in generation and supply: +€376M Increase in distribution: +€42M Increase in O&M costs: -€37M Revenue growth: +€79M See next page Spain and Portugal: EBITDA growth 2006-2009 (i) *Stripping out in 2006 the recovery of historical non-mainland deficit (+227M€)

61 Increased activity and generation and supply margin: +€376M Renewables/ CHP: +€232M Ordinary mainland regime + supply: +€45M Higher O&M costs: -€30M Revenue growth: +€262M Higher gross margins in ordinary mainland generation & supply +€236M Higher output: +€135M Ordinary nonmainland regime: +€99M Higher O&M costs -€191M Higher O&M costs -€36M Spain and Portugal: EBITDA growth 2006-2009 (ii) +8 CCGTs * €12M /CCGT+ Tolling +15 TWh supply * €2.4/MWh Capacity increase Fixed costs +2.8TWh * €48/MWh Higher output Prod. margin +2.8TWh * €13/MWh Higher output Fixed costs: €/MWh +2.7TWh * (€51/MWh + €44/MWh) Higher output Pool price 50% tariff +2.7TWh * €11/MWh Higher output Fixed costs: €/MWh 2006 2009 Chg. Output GWh 71,871 82,830 10,959 Unit gross margin €/MWh 36.9 34.8 -2.1 - Avg. revenues (with GSLP ) 56.9 57.0 0.1 - Variable costs (incl. CO2 & captures) 20.0 22.2 2.2 Gross margin €M 2,650 2,886 236

Spain and Portugal: Main assumptions

Activity growth assumptions

- Increase in output in ordinary mainland regime of **only 11,000 GWh** with 3,200 MW of new capacity installed:
  - ✓2,100 GWh increase in hydro output output (2006 was a very dry year)
  - ✓1,500 GWh increase in nuclear output (lack of availability in 2006)
  - ✓9,700 GWh* CCGT growth
  - ✓2,400 GWh* reduction in coal and fuel-gas
- Increased output on the islands based on higher demand (6% annual)
- Progress towards full deregulation. 15,000 GWh increase in sales to the retail market.
- Demand 2006-2009: CAGR 4%
- Higher O&M costs linked to increased activity: **€294M**

Market assumptions for 2009

- Average electricity market price including capacity payments: €54/MWh
  - ✓In line with all European forward curves
  - ✓New entrant costs or long term marginal cost
    - ✓Spark spread: €16/MWh
    - ✓Clean spark spread: €10/MWh
- Average underlying sale price in retail market excluding capacity payments: €56/MWh.
- 2/3 of output placed on retail market
- Cost of thermal fuels (excl. CO_2)
  - ✓CCGT €36/MWh
  - ✓Coal €21/MWh
- NAP allocates ENDESA 21M tonnes p.a. (approx 50% of group requirements). Cost of acquiring emissions rights: €17/tonne
- 60% coverage of deficit via CDMs at €10/tonne

(*) Output based on the equal utilisation of coal and CCGT plants in 2009 (~5,000 hours), despite the expected increase in competition in the coal segment (conservative scenario)

62

63 Spain and Portugal: Change in gross margins in generation and supply 2006 Output, fuel costs and CO2 ⑀⍽ Unit gross margin: €36.9/MWh - Avg. revenues: €56.9/MWh - Variable cost: -€18.0/MWh - Supply cost: -€2.0/MWh ⑀⍽ Output: 71,871 GWh ⑀⍽ Gross margin: €2,650M Gross margin Output Cost fuel (GWh) (€/MWh) Hydro 7,571 8.4 Nuclear 24,389 5.6 Thermal 39,910 24.2 TOTAL 71,871 16.2 2009 ⑀⍽ Gross unit margin: €34.8/MWh - Avg. revenues: €57.0/MWh - Variable cost: -€20.3/MWh - Supply cost: -€1.9/MWh ⑀⍽ Output: 82,830 GWh ⑀⍽ Gross margin: €2,886M Output Cost of fuel CO2 costs (GWh) (€/MWh) (€/MWh) 6.9 0.0 6.6 0.0 TOTAL 82,830 19.1 1.2 Change in gross margin 2004 - 2009: +€236M Hydro Nuclear Thermal 9,700 25,885 47,245 28.5 2.1 CO2 costs (€/MWh) 0.0 0.0 1.8 3.2

64 Spain and Portugal: Regulatory assumptions This scenario contemplates tariff increases which will gradually eliminate the deficit Distribution Substitution of the framework in force until 2006 with a new remuneration and performance system based on compensating for investment in network expansion Wholesale market Market prices New NAP 2008-12 Deduction of free CO2 rights of 2006 EBITDA 2009 vs. 2006 (€ M) +300 +239 +444 Contracts with large customers Contracts in deregulated market vs. current tariff situation -95

65 Total capacity (GW) Output (TWh) Sales (TWh) Customers (millions) Gas consumption (Bcm) Main forecast magnitudes in 2009 Spain and Portugal 26.9 109 117 13.2 7.6 Latin America Europe 13.5 50 65 -- 4.5 15.1 70 69 13.0 4.5 2009E

66 FINANCIAL ANALYSIS Debt structure aligned with needs and business risk ⑀⍽ Currency risk is limited by denominating debt in the same currency in which cash flow is generated ⑀⍽ The high percentage of interest rate hedging reduces volatility in financial expenses 100% 76% 46% 21% 11% 5% 33% 8% Endesa excluido Enersis G. Enersis TOTAL Currency Currency hedging Debt €M 15,091 4,749 19,840 Euro USD Chilean peso Others Interest rates Interest rate hedging Debt €M Fixed rate Hedged Floating rat 15,091 4,749 19,840 49% 76% 55% 11% 10% 40% 19% 35% 5% Endesa excl. Enersis Enersis TOTAL

67 FINANCIAL ANALYSIS ENDESA debt maturities excluding Enersis Balance of debt maturities: €15,577M (1) ENDESA's liquidity excluding Enersis is €6,197M (€343M in cash and €5,854M in available credit lines), sufficient to cover debt maturities falling due during the next 20 months (1) This gross balance differs from the total financial debt figure as it does not include transaction expenses pending accrual or the market value of derivatives which do not involve any outlay of cash. (2) Notes issued are backed by long-term credit lines and are renewed on a regular basis. 10 1.976 940 523 660 208 328 288 1.245 128 €M 2S07 2008 2009 2010 1,533 681 1,228 2,304 670 2011 + 9,161 1S07 30 80 4,554 4,607 Bonds Promissory notes (2) Bank credit

68 FINANCIAL ANALYSIS Enersis debt maturities €M Balance of debt maturities: €5,295M (1) Bonds Bank credit Enersis' liquidity is €1,218M (€622M in cash and €596M in available syndicated loans), sufficient to cover debt falling due during the next 22 months (1) This gross balance differs from the total financial debt figure as it does not include outstanding execution costs or the market value of derivatives which do not involve any cash payment. 189 483 269 1,979 440 16 647 94 567 266 265 2,546 2008 2009 2010 458 913 923 110 345 2011 + 2S07 1S07 80

69 Important legal disclosure Investors are urged to read E.ON’s tender offer statement, the report of Endesa’s board of directors with respect to the E.ON offer, the Notice of Endesa’s EGM and other material relating thereto, all as filed with the Comisión Nacional del Mercado de Valores (the "CNMV"), as well as Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 as amended from time to time and filed by Endesa with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, further amendments thereto and other public filings made from time to time by Endesa with the CNMV or the SEC contain important information and are available without charge from the Endesa’s website at www.endesa.es, from the the CNMV’s website at www.cnmv.es and from the SEC’s website at www.sec.gov and at Endesa’s principal executive offices in Madrid, Spain. This presentation contains certain estimates or predictions (“forward-looking statements”) regarding financial and operating statistics and results and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors that may be beyond Endesa’s control or that may be difficult to predict. These forward-looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for and supply of gas; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated investments; expected asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the EBITDA targets for 2007 to 2009 (which corresponds to gross operating profit in Endesa’s IFRS financial statements) included in this presentation are forward-looking statements that are based on certain assumptions that may or may not prove correct. The principal assumptions underlying these forecasts and targets relate to the regulatory environment, exchange rates, divestments, increases in production and installed capacity in the markets in which Endesa operates, increases in demand in those markets, allocation of production among different technologies, cost increases associated with a higher activity level not exceeding certain limits, the market price of electricity not falling below certain levels, the cost of CCGT and the availability and cost of gas, coal, fuel-oil and emission rights necessary to operate our business at desired levels. For all of the forward looking statements in this presentation, Endesa claims the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. The following factors and circumstances, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: Economic and Industry Conditions: significant adverse changes in the conditions of the industry, the general economy or our markets; the effect of the prevailing regulations or changes in them; tariff reductions; the impact of interest rate fluctuations; the impact of exchange rate fluctuations; natural disasters; the impact of more restrictive environmental regulations and the environmental risks inherent to our business; potential liabilities relating to our nuclear facilities. Commercial or Transactional Factors: delays in or impossibility of obtaining necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting resources and management's focus away from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; delays in or impossibility of obtaining necessary authorizations or reclassifications for our real estate assets; delays in or impossibility of obtaining regulatory authorizations, including those related to the environment, for the construction of new facilities, repowering or improvement of existing facilities; shortage of or changes in the price of equipment, material or labor; opposition of political or ethnic groups; adverse changes of a political or regulatory nature in the countries where we or our companies operate; adverse weather conditions, natural disasters, accidents or other unforeseen events; and the impossibility of obtaining financing at what we consider satisfactory interest rates. Governmental and Political Factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes. Operating Factors: technical problems; changes in operating conditions and costs; capacity to execute cost-reduction plans; capacity to maintain a stable supply of coal, fuel and gas and the impact of price fluctuations of coal, fuel and gas; acquisitions or restructuring; capacity to successfully execute a strategy of internationalization and diversification. Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets. Further details on the factors that may cause actual results and other developments to differ significantly from the expectations implied or explicitly contained in the presentation are given in the Risk Factors section of Form 20-F filed with the SEC and in the Registration Document of Endesa Stock filed with the Spanish National Securities Regulator. No assurance can be given that the forward-looking statements in this document will be prove correct. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements. this document will be prove correct. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements.